

September 30, 2020

Robert A. Chapek
Chief Executive Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

>   **Re: The Walt Disney Company**
>   **Form 10-K For the Fiscal Year Ended September 28, 2019**
>   **Filed November 20, 2019**
>   **File No. 001-38842**

Dear Mr. Chapek:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2019

General

1. We note that there is an exclusive forum provision in your amended by-laws. Please tell us whether and to what extent this provision applies to claims arising under the Securities Act and Exchange Act. In future filings, please clearly and prominently describe the provision in your disclosure, including any risks or other impacts on investors related to the provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Your disclosure should also address whether there is any question as to whether a court would enforce the provision. If this provision applies to federal securities law claims, please disclose that, by consenting to this by-law, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Robert A. Chapek
The Walt Disney Company
September 30, 2020
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services